September 30, 2008


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


               Re: EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS (TI), LLC (FILE NO. 811-22036)

               Excelsior Directional Hedge Fund of Funds (TI), LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2008-2009 year:

               1. A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

               2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

               3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

               4. A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).



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Securities and Exchange Commission
September 30, 2008
Page 2


               5. The premium for the Bond has been paid through April 6, 2009.


               If you have any questions, please do not hesitate to contact me at (203) 352-4400.

                                                     Sincerely,



                                                     /s/ Steven L. Suss
                                                     Steven L. Suss



cc:  Marina Belaya